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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
543881106
(CUSIP Number)
J. Kevin Ciavarra
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	543881106	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0346514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		981,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		981,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	981,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	543881106	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543881106	Page	6	of	12 Pages

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,081,879

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,081,879

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,081,879

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	543881106	Page	7	of	12 Pages
     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006 (the “Schedule 13D”). Captialized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

CUSIP No.	543881106	Page	8	of	12 Pages
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety as follows:
     “On October 19, 2006, the Issuer filed a Current Report on Form 8-K disclosing that on October 17, 2006, the Issuer entered into a Securities Purchase Agreement with MHR Fund Management LLC (“MHR”) pursuant to which MHR or its affiliates (“the “MHR Purchasers”) will purchase from the Issuer shares of two newly created series of convertible perpetual preferred stock of the Issuer (the “MHR Transaction”). Specifically, according to the Form 8-K, the MHR Purchasers will purchase 136,526 shares of Series A Cumulative 7.50% Convertible Perpetual Preferred Stock and 858,486 shares of Series B Cumulative 7.50% Convertible Perpetual Preferred Stock for an aggregate purchase price of $300,000,098.
     MHR currently owns, in the aggregate, approximately 36% of the outstanding Common Stock and three of MHR’s employees or officers are directors of the Issuer’s eight-member board of directors, one of whom, who is MHR’s President, serves as the non-executive chairman of such board. MHR also owns approximately 38.3% of the Series A 12% Non-Convertible Preferred Stock and 44.6% of the 14% Senior Secured PIK Notes of Loral Skynet Corporation, one of the Issuer’s principal wholly owned subsidiaries.

CUSIP No.	543881106	Page	9	of	12 Pages
     The Reporting Persons believe that the terms of the MHR Transaction were not negotiated on an arm’s length basis, are not fair to or in the best interest of the Issuer’s stockholders as a whole, and unfairly benefit MHR at the cost of the Issuer’s other stockholders. To the knowledge of the Reporting Persons, the convertible stock that the Issuer has agreed to sell to MHR was never offered to, or discussed with the market at large or other significant stockholders of the Issuer to determine if better market terms might be available or if those stockholders might be willing to purchase such convertible stock. The Reporting Persons believe that in negotiating the MHR Transaction, MHR used its insider status to enrich itself at the expense of the Issuer’s other stockholders. In particular, the MHR Transaction: (1) increases MHR’s already substantial ownership interest in the Issuer; (2) has terms with respect to coupon, strike price and maturity (or lack thereof) which the Reporting Persons believe bear no resemblance to typical market terms or recent transactions; and (3) provides MHR with an additional seat on the Issuer’s board of directors, which allows for further control by MHR and strengthens MHR’s ability to capture the upside at the expense of outside public stockholders. The Reporting Persons believe that by accepting the MHR transaction and apparently not insisting on a competitive marketing process, the Issuer’s independent directors failed to meet their fiduciary duty of care and failed to protect the stockholders’ best interests. The Reporting Persons believe that MHR will not let other stockholders participate in this transaction because it knows how attractive the terms of the deal are from the standpoint of the purchaser.
     The MHR Transaction robs non-participating stockholders from the upside of a turnaround that the Reporting Persons believe is obvious and demonstrable at this time due to recent satellite orders among other things. In fact, the Reporting Persons believe that the Issuer is poised for recovery but the MHR Transaction steers the upside to existing controlling stockholders at the expense of other public stockholders.
     The Reporting Persons believe that the Issuer could effect a substantially similar sale of convertible preferred stock to stockholders other than MHR on terms which are more advantageous to the Issuer and all of its stockholders than those of the MHR Transaction. Moreover, the Reporting Persons demand that both the Issuer’s board of directors and MHR attempt to improve the terms of the MHR Transaction from the Issuer’s standpoint. Accordingly, the Reporting Persons are willing to underwrite a $300 million convertible perpetual preferred stock transaction on similar terms that are more favorable to the Issuer, including but not limited to, a lower coupon rate and/or a higher conversion price than proposed in the MHR Transaction. Most importantly, the proposed replacement transaction would be open to all significant public stockholders except MHR and its affiliates. Highland Capital is willing to backstop the $300 million by agreeing to purchase all remaining convertible preferred stock not purchased by the other public stockholders.
     The Reporting Persons are aware that there is a general lack of transparency related to the satellite manufacturing business. This lack of transparency makes the valuation of transactions by companies such as the Issuer extremely difficult for non-insiders. These matters further indicate that MHR, which is in a position to have such competitive information, used this information to negotiate a transaction that was to MHR’s advantage, at a cost to the Issuer’s other stockholders.

CUSIP No.	543881106	Page	10	of	12 Pages
     On October 23, 2006, Highland Capital sent a letter to the Special Committee of the Issuer’s board of directors, which letter is attached hereto as Exhibit 99.2 (filed with the Schedule 13D on October 24, 2006) and incorporated herein by reference (the “Proposal”).
     On October 24, 2006, Highland Capital received a letter (“Initial Response”) from counsel to the Special Committee of the Issuer’s board of directors responding to the Proposal. The Initial Response acknowledged receipt of the Proposal and indicated that the Proposal is being taken under consideration and that a response will be made by noon, New York City time, on Thursday, October 26, 2006.
     The Reporting Persons are dedicated to encouraging good corporate governance principles as they apply to the Issuer and to protecting the value of their investment in the Issuer. Accordingly, the Reporting Persons are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include, without limitation, (i) acquisitions of additional shares in the open market or otherwise, (ii) potentially seeking possible changes in the present board of directors and management of the Issuer, (iii) making one or more proposals for adoption by stockholders of the Issuer (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents), (iv) making proposals to the Issuer’s board of directors and management, (v) seeking to call a special meeting of stockholders to elect directors or approve stockholder proposals, and soliciting proxies or consents in connection therewith, (vi) proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Issuer or any of its subsidiaries, or sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons, (vii) alone or in conjunction with others, seeking to acquire the Issuer or substantial assets or outstanding securities of the Issuer, including by merger, tender offer or stock or asset purchase, or (viii) selling all or a portion of the shares now owned or hereafter acquired by the Reporting Persons. In the interim and before formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders or third parties regarding the Issuer, its business, prospects and alternatives to maximize stockholder value and to otherwise protect Highland Capital’s interest in the Issuer.”

CUSIP No.	543881106	Page	11	of	12 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 25, 2006

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:		Highland Crusader Fund GP, L.P.,
its general partner
By:		Highland Crusader Fund GP, LLC,
its general partner
By:		Highland Capital Management, L.P.,
its sole member
By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

James Dondero, President

HIGHLAND MULTI-STRATEGY ONSHORE MASTER SUBFUND, L.L.C.

By:		Highland Multi-Strategy Master Fund L.P.,
its managing member
By:		Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:		Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:		Highland Capital Management, L.P.,
its sole member
By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

James Dondero, President

CUSIP No.	543881106	Page	12	of	12 Pages

HIGHLAND MULTI-STRATEGY MASTER FUND, L.P.

	By:		Highland Multi-Strategy Fund GP, L.P.,
its general partner
	By:		Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
	By:		Highland Capital Management, L.P.,
its sole member
	By:		Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

James Dondero, President

HIGHLAND CAPITAL MANAGEMENT, L.P.

`	By:		/s/ James Dondero

James Dondero, President

STRAND ADVISORS, INC.

	By:		/s/ James Dondero

James Dondero, President

/s/ James Dondero

James Dondero